VIA EDGAR
November 20, 2006

ATTN:	Mr. Craig Wilson
Mr. Chris White

Re:	Network Appliance, Inc.
Review of Form 10-K for the fiscal year ended April 30, 2005; Form 10-K for the fiscal year ended April 30, 2006; Form 10-Q for Quarterly Period Ended July 28, 2006
File No. 000-27130
Dear Mr. White:
     Reference is made to the comment letter received from the Securities and Exchange Commission (the “Commission”) dated November 15, 2006 by Network Appliance, Inc. (the “Company”) regarding the Commission’s review of the above-referenced filings. The Company respectfully requests that it be granted an extension until December 22, 2006 to provide a response to the comment letter. This extension will enable the Company to more thoroughly review and respond to the comments, particularly in light of the holiday season. Please contact the undersigned if you wish to discuss our request for an extension.
Sincerely,
/s/ Andrew Kryder
Andrew Kryder
Senior Vice President Legal and Tax
General Counsel
Network Appliance, Inc.
cc: Steve Bochner